Brandee L. Fernandez
(858) 550-6149
blfernandez@cooley.com
October 4, 2010
Via EDGAR, Fax and Federal Express
Ms. Melissa Campbell Duru
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Cypress Bioscience, Inc. Schedule 14D-9 Filed September 28, 2010 File No.: 5-35589
Dear Ms. Campbell Duru:
     On behalf of our client, Cypress Bioscience, Inc. (the “Company”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 30, 2012, with respect to the Solicitation/Recommendation Statement on Schedule 14D-9, File No. 5-35589 (the “Schedule 14D-9”), filed with the Commission on September 28, 2010.
     The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Schedule 14D-9 that have been revised by Amendment No. 1 to the Schedule 14D-9 (the “Amendment”).
Schedule 14D-9
Background to the Offer
     1. We refer to the Schedule TO-T/A filed by Ramius V&O Acquisition, LLC, et al on September 21, 2010. Reference is also made to the complaint filed by Ramius in the Court of Chancery of the State of Delaware on September 20, 2010 seeking certain stockholder records. Although you disclose that the company provided Ramius with a stockholder list on September 22, 2010, supplementally confirm your understanding of the obligations imposed by Exchange Act Rules 14d-5(a) and (c) and your compliance with those rules. In this regard, please supplementally confirm whether the company provided Ramius with the most recent stockholder list of the type specified in Exchange Act Rule 14d-5(a)(2).
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Via EDGAR, Fax and Federal Express
Page Two
     Response: On September 15, 2010, the Company received a written request from Ramius V&O Acquisition, LLC (the “bidder”) requesting certain books, records and documents of the Company. The Company promptly notified its transfer agent and other representatives of the bidder’s request and ascertained that the most recently prepared stockholder list was not prepared within ten business days before the date of the bidder’s request. Therefore, the Company caused to be prepared a stockholder list which was not more than ten business days before the date of the bidder’s request. In addition, the Company made an election to comply with all of the provisions of paragraph (b) of Rule 14d-5 of the Securities Exchange Act of 1934, as amended (“Rule 14d-5”) and delivered to bidder on September 17, 2010, a letter notifying the bidder of such election and providing the information required by clause (4) of paragraph (a) of Rule 14d-5. The stockholder list, which was provided to the bidder’s affiliate, Ramius Value and Opportunity Master Fund Ltd, on September 22, 2010, was provided, not pursuant to Rule 14d-5, but, rather, pursuant to the bidder’s request under Section 220 under the Delaware General Corporation Law (the “220 Request”). The stockholder list provided in response to the 220 Request was as of a recent date.
     2. You disclose the Board’s decision to explore strategic alternatives to the offer and disclose what appears to be a non-exhaustive list of possible alternatives the Board committed to explore at its September 27, 2010 meeting. Please revise to specify all the strategic alternatives the Board are contemplating or alternatively, clarify in the disclosure that the enumerated list of possible alternatives is not exhaustive. This comment also applies to analogous disclosure on page 11.
     Response: The Company has revised the disclosure on pages 9 and 11 of the Schedule 14D-9 in response to the Staff’s comment.
     3. Further to our comment above. Please revise your disclosure as of the most reasonable practicable date, to specify whether any steps have been taken to pursue any strategic alternative. If none have been taken, revise to clearly state this fact in your disclosure. This comment also applies to analogous disclosure on page 11.
     Response: The Company has revised the disclosure on pages 9 and 11 of the Schedule 14D-9 in response to the Staff’s comment.
     4. Please supplementally provide or set forth in revised disclosure, further support for some of the statements you make in the recommendation statement. For example, we note the following:
•	“the $4.25 per Share offer price grossly undervalues Cypress by any reasonable measure...”
     Response: The Company will supplementally provide the Staff under separate cover further support for the statement above.
•	claims regarding the “significant value of the Savella royalty stream” or that the value of the Savella royalty stream alone “significantly exceeds the value of Cypress implied in the offer...”; and,
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Via EDGAR, Fax and Federal Express
Page Three
     Response: The Company will supplementally provide the Staff under separate cover further support for the statement above.
•	with regard to the intellectual property Cypress has in certain CNS drugs “each of these programs has a positive expected value based on the cash investments required and future potential profits...” (page 10)
     Response: The Company will supplementally provide the Staff under separate cover further support for the statement above.
     5. We note disclosure throughout that the offer price is below the liquidation value of the company. Please provide further context to your disclosure and revise to specify the liquidation value of the company.
     Response: The Company will supplementally provide the Staff with the estimated liquidation value of the Company. The Company respectfully submits that disclosure of its liquidation analysis or the liquidation value in the Schedule 14D-9 would result in competitive harm to the Company and its stockholders. As disclosed in the Schedule 14D-9 the Company has commenced a formal process to explore strategic alternatives. The liquidation analysis is based upon internal non-public, financial projections and assumptions relating to the value of assets held by the Company that could be used by potential counterparties in negotiations adverse to the Company and thereby, undermine the purpose of the process, which is to maximize stockholder value. Furthermore, the stockholders have already been informed that the bidder’s offer price is below the estimated liquidation value so the specific disclosure of the amount of the estimated liquidation value is not required for the protection of the Company’s investors.
     6. We note the assertions throughout the recommendation statement that make predictions regarding the value of the Company’s CNS assets and the “additional significant value potential of the continued implementation of Cypress’ business plan...” Please revise the recommendation statement to clarify that notwithstanding the Board’s opinion, there is no assurance that the offer price offered by Ramius is less than the future value that could potentially be derived from the CNS assets or the company’s business strategy. Further, revise to state there can be no assurance that the business strategy and/or pipeline drugs will yield positive results and/or value for Cypress.
     Response: The Company respectfully notes that it did not compare bidder’s Offer price to the value of the Company’s CNS assets or the value of the Company from continued implementation of its business plan. The statement you quoted in your comment above is taken out of context. The Company referenced the CNS assets to point out that that $4.25 Offer price ascribed no value at all to the CNS assets after accounting for the Company’s anticipated cash balance of approximately $85 million at year end and the value of the existing Savella royalty stream. In fact, the Company stated on page 10 of the Schedule 14D-9 that “[t]he Offer does not compensate Cypress stockholders for the full value of the Savella royalty stream and ascribes no value to any of Cypress’ recent product acquisitions and no value to Cypress’ future prospects in the CNS market.” The Company has, however, revised the disclosure on page 10 of the Schedule 14D-9 in response to the Staff’s comment to indicate that there is no assurance
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Via EDGAR, Fax and Federal Express
Page Four
that the CNS pipeline drugs will have positive clinical results or yield positive value for the Company.
     7. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials, if any, used in issuing their advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.
     Response: The Company has considered the Staff’s comment and respectfully believes that additional disclosure could undermine the formal process undertaken by the Company as discussed in response to comment 5. Accordingly, the Company has not expanded the existing disclosure on these points. The Company will update its disclosure in the future to disclose new developments to the extent required by applicable law.
“Reasons for Recommendation, page 9
“The board of directors has determined to engage...,” page 11
     8. As noted in prior comments, revise to specify the status of any strategic alternatives being pursued and clarify that there can be no guarantee that pursuit of such alternatives would result in shareholders realizing value.
     Response: The Company has revised the disclosure on pages 9 and 11 of the Schedule 14D-9 in response to the Staff’s comment.
Item 6. Interest in Securities of the Subject Company, page 13
     9. Please remove the qualifying language regarding transactions undertaken by the company’s executive officers, directors and affiliates or subsidiaries or advise.
     Response: The Company has revised the disclosure on page 13 of the Schedule 14D-9 in response to the Staff’s comment.
Cautionary Note Regarding Forward-Looking Statements, page 16
     10. The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise the Schedule 14D-9 to indicate that the safe harbor protections do not extend to any of the forward-looking statements made in connection. See also telephone interpretation I.M.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance. Finally, confirm supplementally that you will make these clarifications in all future flings that are made in connection with the ongoing tender offer.
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Via EDGAR, Fax and Federal Express
Page Five
     Response: The Company has revised the disclosure on page 16 of the Schedule 14D-9 in response to the Staff’s comment to clarify that the safe harbor protections do not extend to any of the forward-looking statements made in connection with the ongoing tender offer and will include this clarification in all future filings that are made in connection with the ongoing tender offer. The Company respectfully notes that the Company indicated that the Schedule 14D-9 contained forward-looking statements “within the meaning of the Private Securities Litigation Reform Act of 1995,” however, it did not indicate that the statements were made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended.
Closing Comments
     In response to the Staff’s request, the Company acknowledges: (i) that it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*      *      *
     Please do not hesitate to call me at (858) 550-6149 or Barbara L. Borden at (858) 550-6064 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Brandee L. Fernandez
Brandee L. Fernandez

cc:	Barbara L. Borden, Esq. (Cooley LLP)
Jay D. Kranzler, MD, PhD (Cypress Bioscience, Inc.)
David A. Lipkin, Esq. (Cooley LLP)
Frederick T. Muto, Esq. (Cooley LLP)
Alison S. Ressler, Esq. (Sullivan & Cromwell LLP)
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM